UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52612

LANDMARK APARTMENT TRUST, INC.*

(Monument Intermediate Holdings, L.P., as successor by merger to Landmark Apartment Trust, Inc.)

(Exact name of registrant as specified in its charter)

4901 Dickens Road, Suite 101

Richmond, Virginia 23230

Telephone number: (804) 237-1335

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note

* Pursuant to the Agreement and Plan of Merger, dated as of October 22, 2015, by and among Monument Partners, L.L.C., Landmark Apartment Trust, Inc., Landmark Apartment Trust Holdings, LP, Monument Intermediate Holdings, L.P. (formerly Monument REIT Merger Sub, L.P.) and Monument Partnership Merger Sub, L.P., Landmark Apartment Trust, Inc. merged with and into Monument Intermediate Holdings, L.P. on January 27, 2016, at which time the separate corporate existence of Landmark Apartment Trust, Inc. ended. Pursuant to the requirements of the Securities Exchange Act of 1934, Monument Intermediate Holdings, L.P., as successor by merger to Landmark Apartment Trust, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2016

MONUMENT INTERMEDIATE HOLDINGS, L.P., as successor by merger to Landmark Apartment Trust, Inc.

By:	Monument Ventures GP, L.L.C., its general partner

	By:	Monument Partners, L.L.C., its sole member

		By:	/s/ Ethan Bing
			Name:	Ethan Bing
			Title:	Authorized Person

		By:	/s/ Robert P. Landin
			Name:	Robert P. Landin
			Title:	Authorized Person